UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sweetgreen, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

87043Q108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87043Q108

1.	Names of Reporting Persons Revolution Growth II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by each of Revolution Growth II, LP (“Revolution Growth”), Revolution Growth GP II, LP (“Revolution Growth GP”), Revolution Growth UGP II, LLC (“Revolution Growth UGP”), Steven J. Murray (“Murray”), Stephen M. Case (“Case”) and Theodore J. Leonsis (“Leonsis”) (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87043Q108

1.	Names of Reporting Persons Revolution Growth GP II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87043Q108

1.	Names of Reporting Persons Revolution Growth UGP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87043Q108

1.	Names of Reporting Persons Steven J. Murray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,133 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 40,133 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,133 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon based on 99,401,840 shares of Class A Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

CUSIP No. 87043Q108

1.	Names of Reporting Persons Stephen M. Case

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,604 shares (2)

	6.	Shared Voting Power 116,664 shares (3)

	7.	Sole Dispositive Power 15,604 shares (2)

	8.	Shared Dispositive Power 116,664 shares (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,268 shares (2) (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 15,604 shares of the Issuer’s Class A Common Stock held by family trusts each of which Case is the Trustee.
(3)	Consists of 25,965 shares are held by Grove Farm Company, Inc. (“Grove”) and 90,699 shares are held by Alps Investment Holdings LLC (“Alps”). Case may be deemed to share voting and dispositive power with Grove and Alps and beneficially own the shares held by Grove and Alps.
(4)	This percentage is calculated based upon based on 99,401,840 shares of Class A Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

CUSIP No. 87043Q108

1.	Names of Reporting Persons Theodore J. Leonsis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 172,763 shares (2)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 172,763 shares (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,763 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 81,633 shares of the Issuer’s Class A Common Stock held by a family trust of which Leonsis is the Trustee.
(3)	This percentage is calculated based upon based on 99,401,840 shares of Class A Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

Item 1.
(a)	Name of Issuer Sweetgreen, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 3102 36th Street Los Angeles, CA 90018
Item 2.
(a)

Name of Person Filing

Revolution Growth II, LP (“Revolution Growth”)

Revolution Growth GP II, LP (“Revolution Growth GP”)

Revolution Growth UGP II, LLC (“Revolution Growth UGP”)

Steven J. Murray (“Murray”)

Stephen M. Case (“Case”)

Theodore J. Leonsis (“Leonsis”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

Revolution Growth GP is the General Partner of Revolution Growth. Revolution Growth UGP is the General Partner of Revolution Growth GP. Murray, as the Operating Manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth. Murray, Case and Leonsis, as members of the Investment Committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth. Case may be deemed to share voting and dispositive power with Grove and Alps and beneficially own the shares held by Grove and Alps.

(b)

Address of Principal Business Office or, if none, Residence

The business address for each of Revolution Growth, Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036.

(c)	Citizenship

Entities:
	Revolution Growth	-	Delaware
	Revolution Growth GP	-	Delaware
	Revolution Growth UGP	-	Delaware

Individuals:
Murray	-	United States of America
Case	-	United States of America
Leonsis	-	United States of America
	(d)	Title of Class of Securities Class A Common Stock, $0.001 par value (“Common Stock”)
	(e)	CUSIP Number 87043Q108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Revolution Growth	0	0	0	0	0	0	0.0%
Revolution Growth GP	0	0	0	0	0	0	0.0%
Revolution Growth UGP	0	0	0	0	0	0	0.0%
Murray	40,133	40,133	0	40,133	0	40,133	0.0%
Case (1)	15,604	15,604	116,664	15,604	116,664	132,268	0.1%
Leonsis	172,763	172,763	0	172,763	0	172,763	0.2%

(1)	25,965 shares are held by Grove Farm Company, Inc. (“Grove”) and 90,699 shares are held by Alps Investment Holdings LLC (“Alps”). Case may be deemed to share voting and dispositive power with Grove and Alps and beneficially own the shares held by Grove and Alps.
(2)	This percentage is calculated based upon based on 99,401,840 shares of Class A Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

REVOLUTION GROWTH II, LP
By: Revolution Growth GP II, LP
Its: General Partner
By: Revolution Growth UGP II, LLC
Its: General Partner

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Its: Operating Manager

REVOLUTION GROWTH GP II, LP
By: Revolution Growth UGP II, LLC
Its: General Partner

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Its: Operating Manager

REVOLUTION GROWTH UGP II, LLC

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Its: Operating Manager

/s/ Steven J. Murray
Steven J. Murray

/s/ Stephen M. Case
Stephen M. Case

/s/ Theodore J. Leonsis
Theodore J. Leonsis

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Sweetgreen, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 14, 2024

REVOLUTION GROWTH II, LP
By: Revolution Growth GP II, LP
Its: General Partner
By: Revolution Growth UGP II, LLC
Its: General Partner

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Its: Operating Manager

REVOLUTION GROWTH GP II, LP
By: Revolution Growth UGP II, LLC
Its: General Partner

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Its: Operating Manager

REVOLUTION GROWTH UGP II, LLC

By:	/s/ Steven J. Murray
Name: Steven J. Murray
Its: Operating Manager

/s/ Steven J. Murray
Steven J. Murray

/s/ Stephen M. Case
Stephen M. Case

/s/ Theodore J. Leonsis
Theodore J. Leonsis